UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FURNITURE BRANDS INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	43-0337683
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

1 N. Brentwood, St. Louis, Missouri	63105
(Address of principal executive offices)	(zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Preferred Stock Purchase Rights	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A..(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A..(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates:                      (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX

Item 1. Description of Registrant’s Securities to be Registered.
     Effective August 3, 2009, the Board of Directors of Furniture Brands International, Inc. (the “Company”) adopted a Stockholders Rights Agreement (the “Rights Agreement”) to preserve the value of the Company’s net deferred tax assets. The Rights Agreement replaces the Company’s existing Rights Agreement, dated as of July 30, 1998, as amended as of July 10, 2008, between the Company and American Stock Transfer and Trust Company, LLC (the “Original Rights Agreement”). The Rights Agreement reduces the risk of limitation of the Company’s net operating loss carryforwards and certain other tax benefits or attributes under Section 382 of the Internal Revenue Code (the “NOLs”), and also maintains the provisions of the Original Rights Agreement, including the 15% ownership threshold, which is designed to protect all stockholders against potential acquirers who may pursue coercive or unfair tactics aimed at gaining control of the Company without paying all stockholders a full and fair price.
     The Board of Directors of the Company adopted the Rights Agreement in an effort to protect stockholder value by attempting to reduce the likelihood of a possible limitation on the Company’s ability to use its NOLs. Under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, the Company’s ability to use its NOLs to offset any current and future earnings and thus, reduce its federal income tax liability could be significantly limited if it experiences an “ownership change” for federal income tax purposes. In general, an ownership change will occur if there is a greater than 50% change in ownership of stock by stockholders owning (or deemed to own under Section 382) 5% or more of a corporation’s stock over a rolling three year period. A company that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership net operating losses equal to the value of the company immediately before the ownership change multiplied by the long-term tax exempt rate, subject to certain adjustments. The Rights Agreement is intended to reduce the likelihood of an “ownership change” occurring as a result of the buying and selling of the Company’s common stock by (i) discouraging any person or group from acquiring more than 4.75% of the Company’s common stock and becoming a “5-percent shareholder” under Section 382, and (ii) discouraging any existing “5-percent shareholder” from acquiring additional shares of the Company’s common stock. There is no guarantee, however, that the Rights Agreement will prevent the Company from experiencing an ownership change.
     The Company intends to seek stockholder approval of the Rights Agreement at its next annual meeting of stockholders.
     In connection with the adoption of the Rights Agreement, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding share of Common Stock, no par value, of the Company (the “Common Stock”) to the stockholders of record as of the close of business on August 13, 2009 (the “Record Date”) and for each share of Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date (as described below and defined in the Rights Agreement). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, no par value (the “Series B Preferred Stock”), at a Purchase Price of $20.00 per Unit, subject to adjustment (the “Purchase Price”).
     Initially, no separate Rights Certificates will be distributed and instead the Rights will attach to all certificates representing shares of outstanding Common Stock, or, with respect to Common Stock in book entry form, to the outstanding shares of Common Stock evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person,” or (ii) ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group of affiliated and associated persons beneficially owning 4.75% or more of the shares of Common Stock then outstanding. The date the Rights become exercisable is referred to as the “Distribution Date.”
     Until the Distribution Date, (i) the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof or, in the case of certificated shares, by Common Stock certificates, and will be transferred with and only with such underlying shares of Common Stock, (ii) confirmation and account statements sent to holders of Common Stock in book entry form or, in the case of certificated shares, certificates, representing such shares of Common Stock, issued after the Record Date (including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference, and (iii) the transfer of any shares of outstanding Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock.
     As used in the Rights Agreement, an “Acquiring Person” means a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 4.75% or more of the shares of Common Stock then outstanding. The following, however, are not Acquiring Persons: (A) the Company, its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity holding shares of Common Stock pursuant to the terms of any such plan; or (B) an “Exempt Person” (as described below and defined in the Rights Agreement). Moreover, no person or affiliated persons will be deemed to be an Acquiring Person as a result of the following: (1) an acquisition of Common Stock by the Company, which, by reducing the number of shares of Common Stock outstanding, increases the percentage of the shares of Common Stock that such person, or group of affiliated or associated persons, beneficially owns to 4.75% or more of the shares of Common Stock then outstanding, (2) the grant of any equity compensation award to such person if such person is a director, officer, employee, or agent of the Company, or any adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof, (3) any unilateral grant of any security by the Company to such person, or (4) an “Exempt Transaction” (as described below and defined in the Rights Agreement). Notwithstanding the foregoing, a person, or group of affiliated or associated persons or group of affiliated or associated persons, who would be considered an Acquiring Person but for the exceptions in (1) through (4) in the foregoing sentence, will nonetheless be considered an Acquiring Person if such person, or group of affiliated or associated persons, continues to hold 4.75% or more of the shares of Common Stock outstanding and becomes the beneficial owner of additional shares of Common Stock, subject to certain exceptions described in the Rights Agreement. Moreover, if the Board of Directors of the Company determines that a person, or group of affiliated persons, who would otherwise be an Acquiring Person, has become so inadvertently (either because such person, or group of persons, was unaware that it beneficially owned the requisite percentage of outstanding Common Stock or because it had no actual knowledge of the consequences of such beneficial ownership under the Rights Agreement), and such person, or group of affiliated or associated persons, promptly divests a sufficient number of shares of Common Stock so that it would no longer be an Acquiring Person, then such person or group of affiliated or associated persons shall not be deemed to be or to have become an Acquiring Person for any purposes of the Rights Agreement.
     An “Exempt Person” is a person, or group of affiliated or associated persons, who (1) beneficially owns 4.75% or more of the shares of Common Stock outstanding on the date the Board of Directors of the Company declares the distribution of Rights to holders of the Common Stock, provided, however, that such person or persons will no longer be an Exempt Person if such person or persons (a) acquires beneficial ownership of additional securities representing 0.5% or more of the shares of

Common Stock then outstanding, or (b) acquires beneficial ownership of additional securities, and upon such acquisition, becomes, together with all affiliated or associated persons, the beneficial owner of 15% or more of the shares of Common Stock then outstanding, subject to certain exceptions described in the Rights Agreement; or (2) beneficially owns 4.75% or more, but less than 15%, of the shares of Common Stock outstanding, and whose beneficial ownership of 4.75% or more of shares of the Common Stock then outstanding the Board of Directors of the Company determines would not endanger the availability of the Company’s NOLs, subject to certain exceptions described in the Rights Agreement.
          An “Exempt Transaction” is a transaction that the Board of Directors of the Company determines should not cause a person or group of affiliated or associated persons to become an Acquiring Person, except that the Board of Directors of the Company may not determine that any transaction that results in a person or group of affiliated or associated persons beneficially owning 15% or more of the shares of Common Stock is an Exempt Transaction.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 30, 2011 unless earlier redeemed or exchanged by the Company as described below.
          As soon as practicable after the Distribution Date, rights certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate rights certificates alone will represent the Rights.
     In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, Units of Series B Preferred Stock, other securities, cash, property, or a combination thereof) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Series B Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph.
          Notwithstanding any of the foregoing, following the time any person or group becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or its Affiliates or Associates will be null and void.
     In the event that, at any time after a person or group becomes an “Acquiring Person,” (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving corporation, (ii) another company consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, then each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Right.
     At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Company’s Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the “Redemption Price”). Immediately upon the action of the Company’s Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price for each Right held.
     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and before any such Acquiring Person shall become the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of stock then outstanding, the Board of Directors, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange ratio of one share of Common Stock (or under certain circumstances one Unit of Series B Preferred Stock or equivalent preferred stock) per Right (subject to adjustment in certain events).
     While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Series B Preferred Stock (or other consideration).
     Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the Board may deem necessary or desirable. After any person or group of affiliated or associated persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights excluding the interests of any Acquiring Person.
     A Rights holder has no rights as a stockholder of the Company, including the right to vote and to receive dividends.
     The Plan includes antidilution provisions designed to maintain the effectiveness of the Rights.
     The foregoing is only a summary of the material terms of the Rights Agreement and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to this Form 8-K and is incorporated herein by reference in its entirety.
Item 2. Exhibits.
See exhibit index.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Furniture Brands International, Inc.
By:	/s/ Jon D. Botsford
	Name:	Jon D. Botsford
	Title:	Senior Vice President and General Counsel

Dated August 4, 2009

EXHIBIT INDEX

Exhibit No.	Description

1	Stockholders Rights Agreement, dated as of August 3, 2009, between the Company and American Stock Transfer and Trust Company, LLC, as Rights Agent, which includes the form of Right Certificate as Exhibit B and the Summary of Preferred Stock Purchase Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 4, 2009).